UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                                Blockbuster Inc.
                                (Name of Issuer)

                              Class A Common Stock
                              Class B Common Stock
                         (Title of Class of Securities)

                               Class A: 093679108
                               Class B: 093679207
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Enterprises L.P. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 24, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Class A CUSIP No. 093679108; Class B CUSIP No. 093679207

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      Class A 35,261

8  SHARED VOTING POWER
      Class A 20,533,441 (see Item 3 and 5); Class B 5,566,131

9  SOLE DISPOSITIVE POWER
      Class A 35,261

10 SHARED DISPOSITIVE POWER
      Class A 20,533,441 (see Item 3 and 5); Class B 5,566,131

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Class A 20,568,702 (see Item 3 and 5); Class B 5,566,131

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT  OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)
      Class A 16.00% (see Item 3 and 5); Class B 7.73%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Statement constitutes Amendment No. 9 to the Schedule 13D previously filed on December 14, 2004 and amended on February 17, 2005, April 7, 2005, April 8, 2005, April 19, 2005, April 28, 2005, November 10, 2005, November 16,
2005 and November 19, 2007. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     On April 24, 2008, Blockbuster informed Mr. Icahn that Circuit City would not permit Blockbuster to conduct due diligence unless Carl Icahn made a public statement that he would acquire Circuit City should Blockbuster and Icahn find the due diligence to be satisfactory, but Blockbuster is unable to complete the final transaction. As a result, Mr. Icahn sent Blockbuster the letter that is attached here as Exhibit 1. That letter, together with a letter from Blockbuster, attached hereto as Exhibit 2, was sent to Circuit City.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended to add the following:

          (a) As of the close of business on May 7, 2008, Registrants may be deemed to beneficially own, in the aggregate, 20,568,702 Class A Shares (composed of 13,190,061 Class A Shares which the Registrants own and approximately additional 7,378,641 Class A Shares which the Registrants would hold if the approximately $38,000,000 of the face amount of the Preferred Shares held by the Registrants were fully converted into Class A Shares) and 5,566,131 Class B Shares, representing approximately 16.00% of the Issuer's outstanding Class A Shares and approximately 7.73% of the Issuer's outstanding Class B Shares (based upon 121,185,597 Class A Shares and 72,000,000 Class B Shares stated to be outstanding as of April 4, 2008 by the Issuer in the Issuer's Schedule 14A, filed with the Securities and Exchange Commission on April 15, 2008).

          (b) Mr. Icahn has sole voting power and sole dispositive power with regard to 35,261 Class A Shares. Each of Registrants (other than Mr. Icahn) disclaims beneficial ownership of such Shares for all purposes.

          (c) There were no transactions effected in Shares within the past sixty days.

Item 7. Material to be Filed as Exhibits

     1    Letter to Mr. Jim Keyes,  Chairman and Chief Executive  Officer of the
          Issuer

     2 Letter to Mr. Philip J. Schoonover, Chairman, President and Chief Executive Officer of Circuit City

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



     [Signature Page of Amendment No. 9 to Schedule 13D - Blockbuster Inc.]

                                                                       EXHIBIT 1


                                  CARL C. ICAHN


                                                     April 24, 2008


Mr. Jim Keyes
Chairman & Chief Executive Officer
Blockbuster Inc.
1201 Elm Street
Dallas, TX  75270

Dear Jim:

     This  is  to  confirm  that  I,  and/or   entities   affiliated   with  me,
(collectively with me "Purchaser") stand ready to acquire Circuit City if Blockbuster is unable to receive financing to do so or obtain any necessary shareholder approvals after doing satisfactory due diligence. Obviously, this is subject to Purchaser conducting a satisfactory due diligence review of Circuit City which will be done concurrently with Blockbuster and being satisfied as to the results of that review and of course, Purchaser will be required to obtain certain regulatory approvals which I assume that Purchaser will have no problem obtaining.

     I understand this statement is being requested as the final condition to Blockbuster's being permitted to perform due diligence at Circuit City, and I hereby grant Blockbuster permission to forward this letter to Circuit City.

                                                     Sincerely,



                                                     /s/ Carl
                                                     --------

                                                                       EXHIBIT 2


               JAMES W. KEYES Chairman and Chief Executive Officer

                            [BLOCKBUSTER LETTERHEAD]


                                                                April 24, 2008


Mr. Philip J. Schoonover
Chairman, President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Mayland Drive
Richmond, Virginia  23233


Dear Phil:

     You have informed us that Circuit City would not permit Blockbuster due diligence because you are concerned that even if Blockbuster was satisfied with its due diligence it might not be able to get financing, or any requisite shareholder vote needed to complete the purchase. However, your financial advisors have informed us that Circuit City would provide Blockbuster the opportunity to perform due diligence if Carl Icahn would make a public statement that he would acquire Circuit City should Blockbuster and Icahn find the "due diligence" to be satisfactory but Blockbuster is unable to complete the final transaction. Mr. Icahn has agreed to this. Please find letter attached.

     As you know, we have been in discussions with you for several months concerning a possible acquisition of Circuit City. As our efforts to obtain access to the information necessary to make a formal proposal and negotiate a purchase agreement were repeatedly rebuffed while this process was confidential, we were compelled to make our interest public so that Circuit City shareholders could consider the merits of our proposal. Since our announcement, your shareholders have indicated strongly to us their desire to pursue such a transaction. We have now satisfied your remaining condition to our being provided access to due diligence materials and trust that it will be made available to us promptly.

     We need to bring closure to this process. If we have not been provided the opportunity to begin due diligence by the close of business on April 28, 2008, we plan to announce that we are withdrawing our proposal to acquire Circuit City in light of your refusal to provide us access despite repeated efforts on our part to satisfy your concerns.


                                    Jim Keyes


                                    /s/ Jim Keyes
                                    -------------
                                    Chairman and Chief Executive Officer
                                    Blockbuster Inc.